Date:  December 20, 2010

Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Tel: 202-772-9210
Fax: 202-772-9210

Re:	iTrackr Systems, Inc.
Comments on Registration Statement on Form S-1
Filed November 1, 2010
File No. 333-166275

The purpose of this letter is to provide the Company’s responses to the November 29, 2010 Comment Letter (the “Comment Letter”) to Mr. John Rizzo, Chief Executive Officer of iTrackr Systems, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Risk Factors

COMMENT 1.
We note your discussion of your disclosure controls and procedures on pages 20 and 21 of the prospectus.  Please include in the risk factors section appropriate risk factor disclosure regarding the change in auditor due to the revocation of the PCAOB registration of your former auditor and the resulting restatement.  In addition, discuss how these events led to a change in your chief executive and financial officer’s conclusion regarding the effectiveness of your disclosure controls and procedures.

Response:	We have updated our filing to include the following risk factor:

Our Financial Statements for the year ended December 31, 2009 and the quarterly periods ended March 31, 2010 and June 30, 2010 were restated as a result of a re-audit by our New Independent Accountant, which was necessitated due to revocation of our former auditor’s public company accounting oversight board (“PCAOB”) registration.

Management received notification that our former auditor’s PCAOB registration had been revoked as of August 12, 2010 pursuant to PCAOB Release No. 105-2010-007.  As a result, the Company engaged a new auditor, Bedinger and Company effective August 25, 2010 and had our financial statements for the years ending December 31, 2008 and 2009 re-audited and our financial statements for the quarterly periods ending March 31, 2010 and June 30, 2010 re-reviewed.  Our auditors discovered material misstatements in our financial statements that required the Company to restate our financial statements for the year ending December 31, 2009 and the quarterly periods ended March 31, 2010 and June 30, 2010.  As a result Management concluded that our disclosure controls and procedures were not effective during the aforementioned periods.  In addition, management recognizes that our new auditor may also not discover potential misstatements due to our currently assessed ineffective controls which are due to our lack of segregation of duties discussed above.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
December 20, 2010

COMMENT 2.
Please include in this section a separate risk factor addressing the risk associated with the ineffectiveness of your disclosure controls and procedures and describing the material weakness identified and the remedial measures you propose to take to address this weakness.  To the extent known please include a timeline regarding when you expect to fully remedy the material weakness and the costs, if material, associated with the remedial measures.

Response:	We have updated our filing to include the following risk factor:

Our Controls and Procedures may not prevent misstatements.

The Company has limited segregation of duties amongst its employees with respect to the Company’s preparation and review of the Company’s financial statements due to the limited number of employees, which is a material weakness in internal controls, and if the Company fails to maintain an effective system of internal controls, it may not be able to accurately report its financial results or prevent fraud.  As a result, current and potential stockholders could lose confidence in the Company’s financial reporting which could harm the trading price of the Company’s stock.

Management has found it necessary to limit the Company’s administrative staffing in order to conserve cash, until the Company’s level of business activity increases.  As a result, there is limited segregation of duties amongst the employees, and the Company and its independent public accounting firm have identified this as a material weakness in the Company’s internal controls.  The Company intends to remedy this material weakness by hiring additional employees and reallocating duties, including responsibilities for financial reporting, among the employees as soon as there are sufficient resources available.  However, until such time, this material weakness will continue to exist.  Despite the limited number of employees and limited segregation of duties, management believes that the Company is capable of following its disclosure controls and procedures effectively.

Market and Industry Data

COMMENT 3.	It does not appear that you have provided us with support for several of the statements you make. Specifically, please direct us to the support you provided for the following statements:

•	“In a March 2010 forecast, Forrester Research, Inc. projected that online sales will increase by 11.4% in 2010, reaching $172.9 billion by year’s end.” Page 26

•
“Social technologies continue to grow substantially in 2009.  Forrester Research reports that now more than four in five Us online adults use social media at least once a month, and half participate in social networks like Facebook, which estimates to have 300 million active users, of whom half log in on any given day, and of which more than 65 million users access through mobile devices.”  Page 27

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
December 20, 2010

Note that providing us with a link to a report not available to the public without charge does not satisfy our request for supporting documentation.  If you are unable to provide us with relevant excerpts from the copies of the materials used to support the industry date you cite, please remove the references to the data.

Response:	We have updated our filing to include the following:

Despite the current state of the U.S. economy, online sales are still strong. Total online sales reached were essentially flat in the U.S. during 2009, at $131.4 billion, down from $132.3 billion in 2008 (not including sales of travel), according to analysts at eMarketer, and will grow to $141.3 billion in 2010.  U.S. travel sales online for 2009 were projected to reach $92.6 billion, according to eMarketer. Plunkett Research estimates global travel expenditures online at about $300 billion for 2009.

The above data is from the following website:

http://www.plunkettresearch.com/Industries/ECommerceInternet/ECommerceInternetTrends/tabid/168/Default.aspx

Social technologies continue to grow substantially in 2009. Forrester Research reports that three out of four Americans use social technology.  Nielsen reports that 2/3rd of the global internet population visits social networks and that social sites are the fourth most popular online activity ahead of personal email.  Facebook estimates to have 500 million active users, of whom half log in on any given day, and of which more than 200 million active users access through mobile devices.

The above data is from the following websites:

http://www.cleancutmedia.com/internet/social-media-statistics-video-growth-impact
http://www.facebook.com/press/info.php?statistics

Critical Accounting Policies

COMMENT 4.
Revise to disclose the methodology used to estimate the fair value of options and warrants issued.  In this regard, you should discuss how you determine and estimate each input assumption utilized in the Black-Sholes Method.  You should describe how you estimate the fair value of the shares of common stock.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
December 20, 2010

Response:	We have updated our filing to include the following Critical Accounting Policy:

Stock-Based Compensation

The Company accounts for all compensation related to stock, options and warrants using a fair value based method whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.  We use the Black-Scholes pricing model to calculate the fair value of options and warrants issued to both employees and non-employees.

In calculating this fair value, there are certain assumptions that we use consisting of:

1)	The expected life of the option. This number is known and not subject to significant judgment.
2)	Risk-free interest rate. We use the treasury bill rate that most closely aligns with the duration of the derivative.
3)	Dividend yield. Until a dividend is offered this input will always be zero.
4)	Volatility. We use the Dow Jones Internet Composite Index (Ticker: FDN) from inception of the index to the date of grant.
5)	Forfeiture rate. To date this rate has been zero.
6)	Stock price (see discussion below).

The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense.

We periodically issue common stock as compensation.  Pursuant to ASC 505-50-30-6 issuances are valued using the market price of the stock or value of the services rendered on the date of the related agreement, whichever is more readily determinable.  To date, common stock granted and issued for services has been issued free of obligation to the recipient and for no consideration.  The shares are valued at the price non-employees are willing to accept as payment in lieu of cash, which, historically, has been the price per share of recent sales of unregistered securities or value of debt converted to common stock.

COMMENT 5.	Revise to disclose how you assess whether goodwill is impaired. Describe how you determine fair value and how you measure impairment for goodwill.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
December 20, 2010

Response:	We have updated our filing to include the following:

Goodwill
Goodwill is no longer amortized, but evaluated for impairment annually, or immediately if conditions indicate that impairment could exist.  Goodwill represents the excess of the purchase price over the fair value of current financial assets, property and equipment, and separately reportable intangible assets.  The tangible assets, intangible assets, and goodwill acquired are then assigned to reporting units.  Goodwill is then tested for impairment at least annually for each reporting unit.  Step one of the goodwill impairment test involves comparing the fair value of the reporting unit to its carrying value.  If the fair value exceeds the carrying value, no further testing is required.  If the carrying value exceeds the fair value, a step two test must be performed.  Step two includes estimating the fair value of all tangible and intangible assets for the reporting unit.  The fair value of goodwill is then estimated by subtracting the fair value of tangible and intangible assets from the fair value of the reporting unit total assets determined in step one.  The goodwill impairment is the excess of the recorded goodwill over the estimated fair value of goodwill.

We acknowledge the uncertainty surrounding the key assumptions that drive the estimated fair value.  Any material negative change in the fundamental outlook of our business, our industry or the capital market environment could cause the reporting unit to fail step one.  Accordingly, we will be monitoring events and circumstances each quarter (prior to the annual testing date) to determine whether an additional goodwill impairment test should be performed.

Results of Operations; Revenue

COMMENT 6.	You state that Saveology is your only customer. Please indicate whether this customer has any relationship with the Company’s owners or officers. That is, indicate whether they are a related party.

Response:	We have updated our filing to include the following:

Saveology and RespondQ are our only ChatTrackr customers and are not related parties to the Company.  On September 1, 2009 we entered into an agreement whereby the Company provides Saveology Click2Chat (i.e., ChatTrackr) software as a service.  The Company bills Saveology monthly on net 30 day payment terms at the rate of $0.75 per chat hour.  The initial contract term is 12 months and renews for successive 12 month periods unless terminated.  Services that are voluntarily terminated are payable to the Company by Saveology through the then current 12 month term.

On November 1, 2010, the Company and RespondQ entered into an agreement whereby the Company provides Click2Chat (i.e., ChatTrackr) software as a service.  The Company bills Saveology monthly on net 30 day payment terms at a flat monthly rate of $12,700 with an initial contract fee of $25,000 due within 90 days.  The initial contract term is 12 months and renews for successive 12 month periods unless terminated.  Services that are voluntarily terminated are payable to the Company by RespondQ through the then current 12 month term.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
December 20, 2010

Liquidity and Capital Resources

COMMENT 7.
Revise to explain the difference between the two costs per month ranges that you disclose.  You should explain and describe the assumptions underlying the two range sets as they are significantly different.

Response:	We have updated our filing to include the following:

Liquidity and Capital Resources

From inception to September 30, 2010, we have incurred an accumulated deficit of $3,995,718.  This loss has been incurred through a combination of stock compensation of $1,146,816, professional fees and expenses supporting our plans to develop our website and brand our services as well as continued operating losses.  Since inception, we have financed our operations primarily through debt and equity financing.  However, we cannot provide assurance that management will be successful in acquiring such sources of capital in the future.  During the nine months ended September 30, 2010 we had a net increase in cash of $4,974.  Total cash resources as of September 30, 2010 was $8,197 compared with $3,223 at December 31, 2009.

Our accounts payable and accrued expense balance as of September 30, 2010 was approximately $710,867 and includes $622,000 due to our CEO for unpaid salary and expenses and $88,867 of accounts payable and accrued liabilities.  As of December 17, 2010, 1) our accounts payable and accrued expense balance was approximately $743,471 and includes $665,667 due to our CEO for unpaid salary and expenses and $77,805 of accounts payable and accrued liabilities, 2) we have $37,680 of accounts receivable; and 3) $531 of cash on hand.  Between accounts receivable and cash on hand we have enough to fund approximately seven to ten weeks of required minimum cash outflows. (See discussion below).

Our available working capital and capital requirements will depend upon numerous factors, including the sale of live chat services, the timing and cost of expanding into new markets, the cost of developing competitive technologies, the resources that we devote to developing new products and commercializing capabilities, the status of our competitors, our ability to establish collaborative arrangements with other organizations, and our ability to attract and retain key employees.  We believe that approximately $43,300 to $53,300 per month or $520,000 to $640,000 will be required to maintain and expand our sales and operations and cover our operating and public company administrative expenses for the next 12 months. These costs are comprised of wages, professional fees, communications (i.e., cell phone and internet service) internet hosting and supplies.  In addition to covering our operating expenses, we may require additional cash resources due to changing business conditions or other future developments, including any acquisitions we may decide to pursue. At present, the Company does not have any proposed business combination, agreements, the consummation of which is probable.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
December 20, 2010

The Company currently receives approximately $16,000 to $23,000 per quarter in sales revenue compared to $15,000 to$20,000 per month in required minimum cash outflows.  Due to our limited operating history, we cannot estimate the level of future sales and may not generate enough cash to cover our required minimum cash outflows.  With the acquisition of RespondQ in November 2010 as a new customer combined with Saveology, we are in a much better position to fund our required minimum cash outflows.  However, in order to expand our sales efforts we will gradually need approximately $43,300 to $53,300 per month.  The difference between the required minimum cash outflows of $15,000 to$20,000 per month and $43,300 to $53,300 per month primarily represents the salaries of 4 to 8 additional sales and administrative personnel whom we intend to gradually hire as our cash flow increases.  In order to meet this increase our management continues to work diligently to secure either debt or equity based financing for which we are currently in discussions.  In the short term, if this registration statement is declared effective, we hope to receive commitments from certain warrant holders that they intend to exercise their warrants.  The cash to be realized upon exercise of these warrants is expected to be approximately $550,000   In the event no outside funding is achieved or sales remain flat Mr. Rizzo, our CEO will continue to provide personal funds as needed to fund our required minimum cash outflows.  From January 1, 2010 through December 17, 2010, Mr. Rizzo has loaned the Company $36,000.   Mr. Rizzo is an accredited investor and has committed to fund up to and additional $250,000.  However, the Company does not expect to need the full commitment amount primarily as a result of increasing sales.

COMMENT 8.
We note that you state that Mr. Rizzo your CEO will continue to provide personal funds as needed.  Revise to describe the ability of Mr. Rizzo to continue to provide such financing.  Indicate the amount of financing that Mr. Rizzo can provide.

Response:	We have updated our filing to include more current information with respect to our liquidity and capital resources. Please see our response to comment number 7 above.

Management

COMMENT 9.
Please provide the information requested in prior comment 14 for Mr. Rizzo, Chairman of the Board of Directors.  Refer to Item 401(e) of Regulation S-K.  In addition, we note that your statement that Mr. Anand has served as your “interim CEO” since January 2010.  Please advise or revise.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
December 20, 2010

Response:	We have updated our filing to include the following:

In terms of specific experience, qualifications and attributes that Mr. Rizzo brings to the Company, and led to our determination to appoint him as a director, Mr. Rizzo has extensive technology and capital market expertise.  Our business requires experience in both areas.

We deleted the “interim” reference with respect to Mr. Anand.

Compensation Discussion and Analysis

Base Salary

COMMENT 10.
We note your revisions to this section in response to prior comment 17.  However, the added disclosure does not address the peer companies you considered in setting the base salary for Mr. Rizzo nor how you considered Mr. Rizzo’s taking on the three positions you described in your response to prior comment 24 of our letter dated May 28, 2010.  Please revise your disclosure to include a discussion of these matters, which appear to have been material to your process for determining the amount of compensation to be paid.

Response:	We have revised the disclosure on page 36 to delete the reference to competitive market compensation paid by other companies.

Selling Stockholders

COMMENT 11.
It appears that you have not clarified when and how each of the listed selling shareholders received his or her shares.  W specifically note that several of the selling shareholders are directors, officers and promoters of the Company.  Please revise to provide this information each of the listed selling shareholders.

Response:
We have updated our filing to clarify how each of the selling shareholders received their shares by expanding upon the footnotes to the selling shareholder table.  Shares have only been issued to founders, upon debt conversion, for professional and consulting services rendered and in exchange for operating capital.

Certain Relationships and Related Party Transactions

Related Party Transactions Policy

COMMENT 12.	Notwithstanding your response to prior comment 22, it appears you continue to refer to your audit committee. Please revise or advise.

Response:	We have updated our filing to delete the reference to our audit committee.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
December 20, 2010

Financial Statements

Note k – Subsequent Events

COMMENT 13.	Revise to comply with the disclosure requirements of ASC 855-10-50-1.

Response:	We have updated our filing to include the following:

Pursuant to FASB Accounting Standards Codification 855, Subsequent Events, Including ASC 855-10-S99-2, the Company evaluated subsequent events through December 17, 2010.

Our Chairman and CEO, John Rizzo has loaned the Company $10,500 pursuant to the terms of Note E, NOTES above.

We have entered into a licensing agreement with RespondQ as described under Management’s Discussion and Analysis of Financial Condition and Results of Operations; Results of Operations above.

Recent Sales of Unregistered Securities

COMMENT 14.
We note that in response to prior comment 28 you have disclosed that you relied on Regulation d for some of the unregistered securities you have issued.  Please revise your disclosure to specifically identify the transactions you claim were exempt from registration based on Regulation D and tell us when you filed the Form D for each applicable transaction.  As you know, as of March 1, 2009 a Form D is required to be filed electronically.  See rule 503 of Regulation D and securities Act Release 33-8891.

Response:	We have corrected our listing to indicate the appropriate offering exemption from registration.

COMMENT 15.
Your revised disclosure state:  “Our securities were sold only to an accredited investor….”  Some of the sales appear to have been made to persons who are or were employees of the company.  Please tell us whether you relied on Section 4(2) for such sales and, if so, confirm whether such persons were “accredited investors” or explain.

Response:	The Company relied on Section 4(2) for such sales with the accredited investors, and to a limited sophisticated investors who had access to complete Company information.

Recent Sales of Unregistered Securities

COMMENT 16.
For each transaction, identify the name the persons or class of persons to whom the securities were sold.  In addition, where the securities were sold otherwise than for cash, please state the nature of the transaction, e.g., describe the nature of the services rendered.  Refer to Item 701(b) and (c) of Regulation S-K.

U.S. Securities and Exchange Commission
Ms. Maryse Mills-Apenteng
December 20, 2010

Response:	We have updated our listing to identify the name the persons and class of persons to whom securities were sold/issued.

Exhibits

COMMENT 17.	Please note that the legality opinion should be filed pursuant to Item 601(b)(5) of Regulation S-k and that only the consent of counsel should be filed pursuant to Item 601(b)(23).

Response:	We have filed the legal opinion and consent with this Amendment.

COMMENT 18.
We note your response to prior comment 32.  You must file a complete copy of your articles of incorporation and your bylaws currently in effect, as amended.  Refer to Item 601(b)(3)(i) and (ii) of Regulation S-K.

Response:
Please see our exhibits 3.3 and 3.4 for the most recent copies of our Articles and Bylaws.  We have filed our amended Articles with the State of Florida and presented them in our original S-1 filed on April 23, 2010 as exhibit 3.3.

Our Bylaws in effect have not changed and were filed as Exhibit Number 3.3 with Form 10-SB12G Registration Statement on September 14, 2007.

COMMENT 19.
We note your response to prior comment 33.  Please revise throughout to delete references to your “subsidiaries” and to clarify that you have a single subsidiary, iTrackr, Inc.  In addition, it appears that you should file as an exhibit to the registration statement the information required by Item 601(b)(21) of Regulation S-K for iTrakr, Inc. as a subsidiary of the registrant.

Response:
We have updated our filing throughout to remove the reference to “subsidiaries” and make clear that there is one subsidiary, iTrackr, Inc. as filed as Exhibit 21 to our amended filing filed on August 17, 2010.

Please find enclosed our responses to your comments faxed to us on November 30, 2010, concerning our Registration Statement on Form S-1/A.  Please feel free to contact John Rizzo at 561-368-5363 (phone), 619-419-2359 (fax) or jrizzo@itrackr.com if you have any questions or require further information. We have filed our amended S-1 as of this morning. We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Cordially,
John Rizzo